

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II, Hsinchu Science Park
Hsinchu City, Taiwan. R.O.C.

      RE: **United Microelectronics Corporation
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 18, 2014
Response filed June 20, 2014
File No. 001-15128**

Dear Mr. Liu:

We have reviewed your response letter filed June 20, 2014 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements for years ended December 31, 2012 and 2013, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 23 – Business Combinations, page F-90

Acquisition of Best Elite International Limited (Best Elite), page F-90

1. Refer to our prior comment 2. In order to provide investors with greater insight into the bargain purchase gain and the potential impact on your future results and financial condition, please revise future filings to provide increased disclosure about the reasons that you believed you would be better able to utilize Best Elite's assets after the acquisition of the controlling interest. Supplement these disclosures with additional discussion in Item 5 in future filings to discuss and quantify, where possible, any actual post-acquisition improvements that have occurred.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief